

July 21, 2010

via U.S. mail and facsimile to (214) 756-6979

Mr. William R. Hardcastle, Jr., Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX 75201

    RE: Westwood Holdings Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2009
           Filed February 25, 2010
           Definitive Proxy Statement on Schedule 14A filed March 11, 2010
           Form 10-Q for the period ended March 31, 2010
           File No. 1-31234

Dear Mr. Hardcastle:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 19

Assets Under Management, page 20

1. Please provide us, and include in future annual and quarterly filings, a roll-forward of assets under management on a gross basis. Please separately present amounts attributable to each asset type, i.e., Separate Accounts, Subadvisory, etc. for Westwood Management Corp. and Commingled Funds, Private Accounts, etc.

for Westwood Trust. In addition, please provide us, and revise future filings to include, a specific and comprehensive discussion of the underlying reasons for changes in assets under management on a gross basis.

Supplemental Financial Information, page 24

2. We note your presentation of the non-GAAP financial measures cash earnings and cash expenses on pages 24-25. Given that cash flow measures are widely understood as liquidity measures, there is concern that investors may not fully understand your basis for characterizing these amounts as performance measures. If you continue to believe that these amounts are performance measures, please revise future filings to prospectively change the title of these measures and ensure that such title does not include the word "cash". Alternatively, if you determine that these amounts are useful as liquidity measures, please revise future filings to include in your disclosure the three major categories of the statement of cash flows. Please ensure that any revised disclosures are also reflected in your earnings releases and investor presentations. Reference section 102.06 of the non-GAAP C&DI.

Definitive Proxy Statement on Schedule 14A

The Board of Directors Unanimously Recommends a Vote For the Approval of Each of the Director Nominees, page 4

3. In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. We note your disclosures that several directors have "expertise within the financial services industry" and "experience with public company oversight through prior experience." Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Role of Executive Officers in Compensation Decisions, page 12

4. We note that the recommendations to the Committee regarding the level and form of the CFO's compensation are based upon a review of his performance, which for 2009 included the achievement of subjective qualitative goals applicable to all employees and quantitative goals that apply to his specific job responsibilities and other matters. Please describe the elements of individual performance and/or contribution that were taken in to account in determining CFO compensation, as required by Item 402(b)(2)(vii) of Regulation S-K. To the extent that the Committee assesses the individual performance of the CEO and CIO in determining pay, as suggested on page 13, please provide similar disclosures for those officers. Please show us supplementally what your disclosure would have

> looked like with respect to 2009 compensation, and include disclosures
> responsive to this comment in future filings.

Setting Executive Compensation, page 12

5. You state that in establishing compensation, the Committee considers measures of
company performance, primarily profitability, but doesn't apply a formula or
assign weights to these measures. Rather, with respect to CFO compensation, it
considers the measures collectively. Please describe all material measures of
company performance that the Committee uses to determine components of CFO
compensation. Please also reconcile the statements that the Committee does not
assign weights to the measures, but does consider profitability as a primary
measure of company performance. Please show us supplementally what your
disclosure would have looked like with respect to 2009 compensation, and include
disclosures responsive to this comment in future filings.

6. Please elaborate on how you use the McLagan Survey versus the Compensation
Peer Group. Clarify whether the companies in the peer group are also in the
McLagan Survey.

Annual Cash Incentive Awards, page 14

7. We note that the cash incentive award granted to the CFO was made from a
company-wide bonus pool. Please supplementally and in future filings, disclose
the total amount of the bonus pool, how the amount of the pool is determined,
whether other employees received payments from the bonus pool, and the factors
and any weighting used to determine the actual amount of the CFO's award. For
example, you should discuss the elements of the CFO's performance that were
material in determining the amount of his award from the bonus pool, the measure
by which overall company performance was evaluated, and how you determined
that the award was "reasonable relative to market compensation data of peer
companies." As to this last item, how you determined what was reasonable. For
example, did you benchmark a particular percentile range within which the CFO
award fell? If so, what was the range, and where did the award fall within the
range?

Form 10-Q for the period ended March 31, 2010

Item 9A. Controls and Procedures, page 19
Disclosure Controls and Procedures, page 19

8. We note that the disclosure in the last sentence on page 19, regarding the
evaluation of your disclosure controls and procedures, is missing the accumulated
and communicated portion of the definition set forth in Rules 13a-15(e) and 15d-

15(e) under the Exchange Act.   We also note that in line 3 you are missing a reference to your Chief Financial Officer. In future filings, please include the missing information and confirm to us supplementally, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Pam Long at (202) 551-3765, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief